

JUNE 9, 2023 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES VOTING RESULTS FROM 2023 ANNUAL SHAREHOLDER MEETING AND RENEWS ATM PROGRAM

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to provide the voting results from the Company's Annual General Meeting of Shareholders (the "Meeting") and announce the renewal of the Company's at-the-market equity program.

VOTING RESULTS FROM ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Meeting was held today, June 9th in Vancouver, British Columbia at which 61% of the issued common shares, as of the record date for the Meeting, were represented. Shareholders voted in favour of all resolutions presented, including the re-election of all director nominees, namely Nolan Watson, David Awram, David E. De Witt, Andrew T. Swarthout, John P.A. Budreski, Mary L. Little, and Vera Kobalia and the election of new director, Elif Levesque. Detailed results of the vote for directors are set out below:

Election of Directors	Votes for	% for	Votes Withheld	% Withheld
Nolan Watson	149,871,473	99.25%	1,134,758	0.75%
David Awram	142,372,889	94.28%	8,633,342	5.72%
David E. De Witt	142,269,562	94.21%	8,736,669	5.79%
Andrew T. Swarthout	144,900,106	95.96%	6,106,124	4.04%
John P.A. Budreski	132,497,442	87.74%	18,508,789	12.26%
Mary L. Little	139,221,170	92.20%	11,785,061	7.80%
Vera Kobalia	149,657,993	99.11%	1,348,238	0.89%
Elif Levesque	142,192,072	94.16%	8,814,158	5.84%

Detailed voting results for all matters considered at the Meeting will be available on SEDAR at **www.sedar.com** and on EDGAR at **www.sec.gov/edgar.shtml**.

RENEWAL OF ATM EQUITY PROGRAM

Sandstorm has re-established an at-the-market equity program (the "ATM Program") after the previous ATM Program expired on May 20, 2022, and following certain blackout periods pertaining to the Nomad Royalty Company and BaseCore Transactions. The ATM Program allows the Company to issue up to US$150 million (or the equivalent in Canadian dollars) of common shares ("Common Shares") from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. Sandstorm's previous ATM Program expired with no shares being issued under the program, and the Company does not currently have any plans to use the ATM Program.

Any Common Shares sold in the ATM Program will be sold by way of (i) ordinary brokers' transactions that meet the definition of an "at-the-market offering" under the rules and regulations of the Securities and Exchange Commission (the "SEC") under the *Securities Act of 1933*, as amended, (ii) ordinary brokers' transactions that constitute an "at-the-market distribution" as described in Part 9 of National Instrument 44-102 — *Shelf Distributions*, or (iii) such other sales of Common Shares by an Agent (as defined herein) on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing, at market prices prevailing at the time of the sale or at prices related to the prevailing market prices or at negotiated prices subject to certain minimum prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale, prices may vary among purchasers and during the period of distribution.

Sandstorm intends to use the net proceeds from the ATM Program, if any, to finance future gold and other metal purchase agreements and the purchase of royalties and/or for other general corporate purposes, including the repayment of indebtedness.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated June 9, 2023 entered into among the Company, BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., CIBC Capital Markets, RBC Dominion Securities Inc., and Raymond James Ltd. (the "Canadian Agents") and BMO Capital Markets Corp., Scotia Capital (USA) Inc., National Bank of Canada Financial Inc. and H.C. Wainwright & Co., LLC (the "US Agents" and, together with the Canadian Agents, the "Agents"). The ATM Program will be effective until the earliest of the date that all Common Shares available for issue under the ATM Program have been issued, October 22, 2024 or the ATM Program is terminated prior to such date by the Company or the Agents.

The ATM Program is being established pursuant to a prospectus supplement dated June 9, 2023 to the Company's Canadian base shelf prospectus dated September 22, 2022 filed with the securities commissions in each of the provinces and territories of Canada, copies of which are available for free from SEDAR at www.sedar.com, and pursuant to a prospectus supplement dated June 9, 2023 to the Company's U.S. base shelf prospectus dated September 22, 2022 included in its registration statement on Form F-10 and filed with the SEC, copies of which are available for free via EDGAR on the SEC website at www.sec.gov. Before you invest, you should read these documents and all other documents the Company has filed with the Canadian securities regulatory authorities and the SEC, as applicable, for more complete information about the Company and the ATM Program.

Alternatively, copies of these documents may be obtained upon request by contacting (i) in Canada: BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, attn: The Data Group of Companies, by email at torbramwarehouse@datagroup.ca or by telephone at 905-791-3151 ext. 4312, or Scotia Capital Inc. by mail at Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at 416-863-7704; and (ii) in the United States: BMO Capital Markets Corp. by mail at 151 W 42nd Street, 32nd Floor, New York, NY 10036, attn: Equity Syndicate Department, by email at bmoprospectus@bmo.com or by telephone at 800-414-3627, or Scotia Capital (USA) Inc. by mail at 250 Vesey Street, 24th Floor, New York, New York, 10281, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at 212-225-6853.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SANDSTORM FILES EARLY WARNING REPORT

Pursuant to National Instrument 62-103 - The Early Warning System and Related Take Over Bid and Insider Reporting Issues, the Company reports a change in its holdings of Aton Resources Inc. ("Aton"). On May 28, 2023, the Company's 20,000,000 warrants that entitled it to purchase an additional 2.0 million post-consolidation common shares of Aton for a period of five years (the "Aton Warrants"), expired. As a result of the expiration of these Aton Warrants, the Company's holdings in Aton have decreased to less than 10%.

Sandstorm's early warning report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by Sandstorm on Aton's SEDAR profile at **www.sedar.com** and may also be obtained by contacting Sandstorm at 604-628-1164 or by email at **info@sandstormgold.com**.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

NOLAN WATSON
PRESIDENT & CEO

604 689 0234

MARK KLAUSEN
INVESTOR RELATIONS

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include but are not limited to the offer and sale of Common Shares under the ATM Program, including the timing and amounts thereof, and the use of any proceeds from the ATM Program; the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2022 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 23, 2023 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.